August 1, 2006

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

  Re:
  Acme Packet, Inc.
  Registration Statement on Form S-1
  File No. 333-134683

Dear Ms. Jacobs:

        On behalf of our client, Acme Packet, Inc., a Delaware corporation (the "Company"), submitted herewith please find Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-134683, of the Company (as amended, the "Registration Statement"). The Registration Statement has been revised to respond to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated June 29, 2006 (the "Comment Letter") and to effect updating and other changes.

        Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers in each response refer to page numbers of the Registration Statement as submitted on the date of this letter.

General

1.
We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

  Response:    The Company takes note of the Staff's comment and appreciates the Staff's willingness to process the Company's amendments without the inclusion of the price range for the offering.

2.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, you provide neither the number of shares to be offered nor the number of shares to be sold by selling stockholders on the cover. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714. Also confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in Reliance upon Rule 430A. See Item 501(b)(3) of Regulation S-K.

  Response:    The Company takes note of the Staff's comment. The Company will not request acceleration of the effectiveness of the Registration Statement until it has completed all blanks throughout the Registration Statement except for the information the Company may exclude in reliance upon Rule 430A. The Company confirms that it has not circulated copies of the Registration Statement and does not intend to circulate copies of the Registration Statement until the Company has included in the Registration Statement an estimated price range, a maximum number of shares, and all other information except information the Company may exclude in reliance upon Rule 430A.

3.
To the extent applicable, please provide any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. See Corporation Finance Current Issues Outline, March 31, 2001 Quarterly, Update, Section VIII.

  Response:    The Company has included artwork in the Registration Statement on the inside front cover of the Registration Statement.

4.
Please supplementally confirm that you do not intend to have a directed share program.

  Response:    The Company does intend to have a directed share program. The Company has updated the Registration Statement on pages 4 and 101 of the Registration Statement to reflect the directed share program.

5.
Throughout your Registration Statement, you use abbreviations such as SBC, PSTN, IMS, SIP and MGCP. This requires the reader to team a new vocabulary in order to understand your disclosure. In addition, there may be a likelihood of confusion with proprietary corporate names in your industry, such SBC. Please revise to reduce the use of abbreviations.

  Response:    In response to the Staff's comment, the Company has eliminated a number of abbreviations that might be confusing to a prospective investor.

  The Company respectfully advises that the acronym "SBC" is defined as "session border controller" on pages 1, 32, 58 and 61 of the Registration Statement, and used as a defined term throughout the Registration Statement to achieve concise, easy to read and visually appealing disclosure by using words economically. The Company notes that the acronym "SBC" is commonly used for "session border controllers." The Company is providing the Staff supplementally examples of the use of the acronym "SBC" to demonstrate the broad use of the term "SBC" for "session border controllers". See Tab A of the Supplemental Materials provided herewith. In addition, as part of its acquisition of AT&T Corp in late 2005, SBC Communications, Inc. changed its corporate name to AT&T Inc. Given the prevalent use of the acronym "SBC" to refer to "session border controllers", the change of the SBC Communications corporate name and the change of its "SBC" NYSE symbol to "T", the Company respectfully submits that the use of the acronym "SBC" in the Registration Statement to refer to "session border controllers" will not confuse investors.

  The Company respectfully advises that the acronym "PSTN" is defined as the "Public Switched Telephone Network" on pages 2 and 58 of the Registration Statement; the acronym "IMS" is defined as "IP Multimedia Subsystem" on pages 32 and 58 of the Registration Statement; the acronym "SIP" is defined as "Session Initiation Protocol" on page 60 of the Registration Statement; and the acronym "MGCP" is defined as "Media Gateway Control Protocol" on page 60 of the Registration Statement. Each of these acronyms is defined in order to achieve concise, easy to read and visually appealing disclosure by using words economically. Moreover, each of these acronyms is used frequently in media and other articles, and may be better known to some investors than the full term that is defined.

Registration Statement Summary, page 1

6.
Please provide support for your belief, in this summary and in other parts of your Registration Statement, that Acme is a "leading provider of session border controls." Additionally, expand to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative terms and consider appropriate disclosure in this respect.

  Response:    In response to the Staff's comment, the Company has revised pages 2 and 63 of the Registration Statement to concisely state that its claim that it is "the leading provider of session border controllers" is based, in part, on the Company's and its products' key advantages discussed on pages 2 and 63-64. In addition, the Company relies upon the following quantitative information to support its belief that it is "the leading provider of session border controllers":

  a.
  The greatest number of service provider respondents in a survey conducted by Heavy Reading cited the Company as a SBC vendor they consider to be a market leader, twice that of the nearest competitor. See Tab B-1 of the supplemental materials.

  b.
  Market rankings based on revenue conducted by iLocus for the first quarter of 2006 that cited the Company as the leader in North America, Europe, the Middle East and Africa and worldwide. See Tab B-2 of the supplemental materials.

  c.
  Market leader based on sessions shipped from the first quarter of 2004 through the first quarter of 2005 as cited by Frost & Sullivan. See Tab B-3 of the supplemental materials.

7.
We note your reference to "service providers" on page 1 and throughout your Registration Statement. Please revise to describe the type of service providers. Also, it may be helpful to the reader to provide examples to illustrate the "service providers" that use your products.

  Response:    In response to the Staff's comment, the Company has added to disclosure on pages 1 and 58 of the Registration Statement a definition of the term "service providers" to list cable service providers, wireline and mobile wireless telecommunications service providers, information service providers and data transport service providers as examples of the types of interactive communications service providers which use the Company's products. The term "service providers" is then used throughout the Registration Statement to achieve concise, direct, easy to read and visually appealing disclosure by using words economically.

Risk Factors, page 7

General

8.
Many of your risk factors could apply to any issuer or to any offering. The following risk factors could apply to any issuer in your industry and even in other industries. You should relocate the discussion of these risks to the body of the Registration Statement or revise these risk factors, including their subheadings and discussions, to clearly explain how they specifically apply to your particular industry, company or offering.

  The following risk factors are examples of the type that you should consider relocating or revising:

  •
  The market for SBCs is competitive and continually evolving...;

  •
  If we do not timely deliver new and enhanced products...;

  •
  The loss of key personnel...;

  •
  We will incur significant increased costs as a result of operating as a public company; and

  •
  Our ability to compete and the success of our business could be jeopardized....

  Response:    In response to the Staff's comment, the Company has revised several of its risk factors, including subheadings and discussions, to address more specifically their applicability to the Company, the Company's industry, and the Company's offering.

9.
Please revise your risk factor subheadings and the narrative that follows to avoid the generic conclusions that you reach in many of your risk factors that the risk discussed would: 1) adversely affect your operating results or business, 2) cause your financial results or operating results to suffer or 3) harm your business. You should replace this and other similar language with specific disclosure of how your business, operations and/or financial conditions would be affected and the resulting risk to investors. For example, but without limitation, revise the risk factors, "(i)f our products do not interoperate with our customers' existing networks, our operating results will be harmed" and "[b]ecause we derive all of our revenue from service providers, our operating results will suffer...."

  Response:    In response to the Staff's comment, the Company has revised many of the subheadings and narratives of its risk factors to avoid generic conclusions.

The unpredictability of our quarterly results.... page 7

10.
To the extent that any of the factors identified on page 8 poses a material risk, you should discuss these in greater detail. For example, please discuss the seasonal effects you have experienced in the past and how this has affected your results from operations. In this regard, we note that you had positive income from operations in the first quarter of 2005, but ended with a net loss from operations for the 2005 fiscal year. To the extent these results were due to seasonal factors, please discuss in greater detail.

  Response:    In response to the Staff's comment and with respect to the risk factor beginning "The unpredictability of our quarterly results..." on page 7, the Company advises that:

  •
  the first bullet point has been revised to delete the reference to seasonal factors as the Company does not have a sufficient history of product sales to determine if in fact there will be a seasonality in the sales of the Company's products;

  •
  to the extent that the factors identified in the first and second bullet points could pose a material risk, they are discussed in the risk factor on page 9 beginning "the long and variable sales and deployment cycles...";

  •
  to the extent that the factors identified in the third bullet point could pose a material risk, they are discussed in the risk factor on page 12 beginning "the market for SBCs is competitive and continually evolving";

  •
  to the extent that the factors identified in the fifth bullet point could pose a material risk, they are discussed in the risk factor on page 19 beginning "our dependence on outside contractors...";

  •
  to the extent that the factors identified in the seventh bullet point could pose a material risk, they are discussed in the risk factor on page 19 beginning "we purchase component parts...";

  •
  to the extent that the factors identified in the ninth bullet point could pose a material risk, they are discussed in the risk factor on page 9 beginning "the long and variable sale and deployment cycles...".

We depend on a limited number of customers.... page 8

11.
To better express the magnitude of the risk, please expand your risk factor to discuss your relationship with the customers that you are dependent upon. For example, you should explain whether you have entered into any agreements or contractual arrangements with the customers that make up greater than 10 percent of your consolidated revenues. See page F-13 to your consolidated financial statements. For example, briefly explain any risks that result from the nature of the relationships with your customers, including any minimum purchase requirements, requirements that your customers purchase product exclusively or on a preferential basis and any other risks that result from your relationship with a limited number of customers that make up a substantial portion of your revenue.

  Response:    In response to the Staff's comment, the Company submits that it is not materially dependent on any one or a few customers. Therefore, the Company has not discussed the risk of being dependent on one or a few customers. However, the Company has included additional disclosure on pages 8-9 of the Registration Statement to discuss the risk arising from the Company's lack of purchase agreements with its present customers and any contractual arrangements with its existing customers to purchase a minimum amount of the Company's products or to continue to exclusively purchase the Company's products.

Our success depends in large part on continued migration to an IP network.... page 11

12.
Please revise your risk factor subheading to disclose the risk that results because Acme is dependent upon continued migration to an IP network.

  Response:    In response to the Staff's comment, the Company has revised the risk factor subheading page 11 of the Registration Statement to disclose the risks associated with the Company's dependency on the continued migration to an IP network for communications and information flow networks.

We rely on distribution partners to assist in selling our products.... page 13

13.
To better explain the magnitude of the risk, please expand your risk factor to better explain Acme's relationship with its distribution partners. In this regard, disclose the contractual nature of Acme's relationship its distribution partners, including whether Acme has entered into any agreements with the referenced distribution partners and the general terms under which the agreements have been established. Also, to the extent applicable, revise to disclose whether you are dependent upon one or more distribution partners and the risks that result from your dependence. Finally, please provide us with an analysis as to whether any agreements with the referenced distribution partners should be filed pursuant to Item 601 of Regulation S-K.

  Response:    In response to the Staff's comments, the Company respectfully submits that the Company is not materially dependent upon any one of its distribution partners, and therefore has not identified any such distribution partners in the Registration Statement, nor has it disclosed such a risk in the Risk Factors section. The Company believes that no individual agreement with a distribution partner is material pursuant to Item 601(b)(10) of Regulation S-K, and accordingly, the Company has not filed any distribution partner agreement as an exhibit to the Registration Statement.

We purchase component parts used in our products from single or limited sources.... page 18

14.
We note that you are dependent upon a single, or in some cases, limited sources for your key components. Other than Applied Micro Circuits, please identify the manufacturers that you are dependent upon for your key components. Also, although we understand you do not have long term supply contracts with any of your component suppliers, you should revise your disclosure to explain the relationship you do have with Applied Micro Circuits and your other suppliers to better illustrate the magnitude of the risk. Have you entered into any short-term supply contract? If so, what are the terms of these arrangements? Are you required to make minimum purchases from these suppliers? To the extent that you have material agreements with your suppliers, please file them as exhibits. See Item 601(b)(10) of Regulation S-K. Also, your "Business" section on page 68 should be expanded to include a discussion regarding Acme's reliance upon a single or limited sources of your key components.

  Response:    In response to the Staff's comment, the Company has revised pages 19 and 71 of the Registration Statement to expand the discussion on the Company's relationships with the suppliers of certain of its key components. The Company does not believe that any of its agreements with its component vendors are material pursuant to Item 601(b)(10) of Regulation S-K, and therefore has not filed such agreements as exhibits to the Registration Statement.

We may undertake acquisitions to further expand our business.... page 19

15.
Please revise to disclose whether you have any plans, proposals or arrangements to acquire businesses, technologies or services. If so, please describe.

  Response:    In response to the Staff's comment, the Company has revised page 20 of the Registration Statement to disclose that the Company does not have any plans, proposals or arrangements to acquire businesses, technologies and services.

We have broad discretion in the use of our net proceeds.... page 21

16.
Please revise the text of this risk factor and your "Use of Proceeds" section to also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 22 and 25 of the Registration Statement to indicate that it does not have any present plans for expansion or increase in expenditures other than in the ordinary course of its business.

Use of Proceeds, page 24

17.
We note your statement that management will retain broad discretion in the allocation and use of your net proceeds of this offering. Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.

  Response:    In response to the Staff's comment, the Company has added disclosure to page 25 of the Registration Statement to include a discussion regarding specific contingencies and the alternatives to such uses.

Management's Discussion and Analysis of financial Conditions and Results of Operations, page 31

General

18.
In the interest of prospective disclosure, please consider revising your MD&A to address the future of the SBC industry and its long-term viability. For example, it may be helpful to the reader to explain the potential for SBCs to be integrated with other IP telephony equipment, such as softswitches or routers. Similarly, it may also be helpful to explain the potential consequences. of this integration on the industry and more specifically on the company and its financial condition. Further, please consider adding a risk factor to address the future of the SBC industry. See Section III.A to Release No. Release No. 34-48960 (December 2003).

  Response:    In response to the Staff's comment, the Company has included additional disclosure in its MD&A on page 32 to address risks that may hinder the growth of the SBC market.

  In addition, the Company also has modified the risk factor beginning "If the migration to an IP network architecture..." on page 11 of the Registration Statement and the risk factor beginning "If functionality similar to that offered by our SBCs..." on page 11 as they relate to the future of the SBC market.

Application of Critical Accounting Policies and Use of Estimates, page 34

19.
You have essentially repeated your accounting policy descriptions from the financial statements within your Critical Accounting Policies discussion in MD&A. Your discussion in this section is meant to supplement, not duplicate, the descriptions of accounting policies in the footnotes. Within this section you should:

  •
  Identify the types of assumptions that underlie the most significant and subjective estimates;

  •
  Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and

  •
  Describe circumstances that have resulted, in revised assumptions in the past.

  Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040.

  Response:    In response to the Staff's comment, the Company respectfully submits that in the subsections entitled "Allowance for Doubtful Accounts," "Inventory" and "Product Warranty" the Company discloses the estimates for allowance for doubtful accounts, and assumptions used in its estimates of market value of its inventory and the factors used for its warranty allowance. As disclosed on page 39 of the Registration Statement, the costs for research and development are expensed as they are incurred, and therefore the Company does not rely upon estimates or assumptions for its research and development expense.

  In response to the Staff's comment, the Company has revised the disclosure on pages 36 and 39 of the Registration Statement to indicate that the Company has not deviated from, has not revised, and has not been required to revise, any of its assumptions or estimates used in the past.

Results of Operations, page 39

20.
Please expand your disclosure throughout your MD&A with respect to the reasons underlying the material changes in financial statement line items for each period disclosed. For example, we note the increase in product revenue for the year ended December 31, 2004 compared to the year ended December 31, 2005. Explain the basis for your increase in sales and quantify how sales of new customers and old customers contributed to the increase, respectively. Did Acme introduce new products or services? Did Acme expand its sales to any new geographic areas? Also, expand your discussion regarding the change in your configuration mix and explain how this change resulted in an increase of your selling price and your financial performance for the period referenced above. This disclosure should be reconciled with the disclosure that changes in your product configuration mix for the period ended March 31, 2006 resulted in a decrease in the average selling price of your systems and offset the increase in your product revenue.

  Response:    In response to the Staff's comment, the Company respectfully submits that disclosure regarding increases in the sales from new customers versus existing customers would not provide meaningful disclosure to investors, could be potentially be misleading to investors, and would place the Company at a disadvantage vis-a-vis its competitors.

  The addition of new customers to the Company's customer base is not indicative of the Company's increase in product revenue, nor is it necessarily indicative of any future revenue increases. New customers usually purchase deployments with small capacity and less functionality, which typically do not contribute significantly to the Company's increased product revenue. Conversely, existing customers are more typically likely to purchase full scale deployments of the Company's products, or additional deployments with a product configuration mix that includes increased capacity and/or functionality. There can be no assurance, however, that the existing customers will purchase additional larger scale deployments. Therefore, the disclosure of increases in sales attributable to new customers would not explain the increase in product revenue in a meaningful way for investors. The Company is required to, and has, disclosed on page 70 of the Registration Statement its customers that contribute to more than 10% of the Company's revenues per year, and is required to, if applicable, disclose customers upon which the Company is materially dependent for its revenue. The Company respectfully submits that disclosing the addition of new customers, the rate of addition of new customers, or the rate of increased sales to older, returning customers, would unnecessarily place the Company at a competitive disadvantage as its competitors would gain knowledge as to the Company's entry and behavior in certain markets.

  In response to the Staff's comment, the Company has revised its disclosure on page 42 to indicate its increase in product revenue is a result of several large deployments to domestic customers, which the Company believes is the most relevant factor affecting revenue growth. The Company has also revised its disclosure on page 48 to clarify that although the average selling price of its products has decreased, revenues also increased as a result of increased sales.

  The Company respectfully submits that the introductory paragraphs to the MD&A contain disclosure regarding the Company's introduction of new products in 2004 and 2005. The Company also has disclosed that the changes in the product configuration mix also contribute to an increased average selling price, in turn increasing the product gross margin. As discussed above, the increase in the product revenue is primary attributable to the sale of additional products and the product configuration mix, and not the introduction of new products in the market. Therefore, the Company believes that disclosure regarding the introduction of new products with respect its increased revenue would not be meaningful or helpful to investors.

21.
Please see the immediately preceding comment. Your disclosure should be expanded to provide a materially complete discussion regarding the changes in your revenue internationally for each period disclosed. For example, we note that your international revenue increased by 86% for the period ended December 31, 2005. Please revise to explain with more specificity why there was a material change in the revenue from your international operations. For example, was a material amount of revenues for this period attributable to any individual foreign country? If so, was there a material change in the amount of revenue derived from this country? To what extent were changes in international revenue due to the introduction of new products? Were the changes in product configuration mix applicable to your operations internationally?

  Response:    In response to the Staff's comment, the Company has revised its disclosure on pages 44 and 48 to indicate that in 2003 and 2004 it derived a significant portion of its initial revenues from Asia (primarily Japan) and Europe (primarily Italy), where the markets for the Company's products first developed. Since 2004, the Company has expanded its sales in the United States, Canada, and other European countries, which has resulted in diversification of the individual foreign countries from which the Company generates its revenues so that no one individual foreign country contributes to a material portion of the Company's revenues. The Company also respectfully submits that, as disclosed on pages 48, 44 and 40 of the Registration Statement: in 2003, the percentage of total revenues in the United States and Canada versus International was 24% and 76% respectively; in 2004, the percentage of total revenue from the United States and Canada versus International was 50% and 50% respectively; in 2005, the percentage of revenue from the United States and Canada versus International was 59% and 41% respectively; and for the first six months of 2006, the percentage of revenue from the United States and Canada versus International was 65% and 35% respectively.

22.
Since the average selling price varied because of changes in product configuration mix, please revise your disclosure for all applicable periods to discuss how the relative prices changed in numerical terms from one period to the next, and quantify the effect of the changes in price on the changes in your revenues.

  Response:    In response to the Staff's comment, the Company respectfully submits, similar to the discussion in the Company's response to the Staff's comment number 20, that disclosure of the average selling price, and its variations as a result of the product configuration mix, would not provide meaningful disclosure to the investors and would be detrimental to Company vis-a-vis its competitors. As disclosed in the Registration Statement, the selling price is determined by the product configuration mix. As discussed above, the product configuration mix varies by customer. For example, existing customers may have a full scale deployment of the Company's products with increased functionality, resulting in a higher selling price, whereas newer customers are more likely to have small scale deployment with less capabilities and functionality, resulting in a lower selling price. The average of such selling prices would not provide meaningful disclosure because it is not necessarily indicative of the revenue generated and future revenues for the Company. Therefore, the Company believes that providing information regarding the changes in revenues, and not the changes in the average selling price, provides more meaningful disclosure to an investor. In response to the Staff's comment, the Company has included additional disclosure on page 49 stating that the decrease in average selling price was a result of an expanded customer base in terms of size and type and geographic market.

23.
In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Please revise the disclosure throughout your MD&A to quantify the amount of the change that was contributed by each of the factors or events that you identify. See Section III.D of SEC Release 33-6835. For example, you disclose that the there was a $3.7 million increase in maintenance, support and service revenue for the year ended December 31, 2005. Please revise to quantify the amount of the increase attributable to increased maintenance and support fees and the installation and training revenue, respectively. Similarly, you should individually quantify the increase in International and indirect revenue for the period ended March 31, 2006.

  Response:    In response to the Staff's comment, the Company has revised its disclosure on pages 41, 44 and 48 to quantify the amount of change attributable to each factor discussed.

24.
Explain with more specificity why your product gross margin increased by 10% from the year ended December 31, 2004 to the year ended December 31, 2005. In this regard, expand your disclosure to explain the circumstances that led to increased revenue generated by your direct sales and your reduced per system costs. Your disclosure should also quantify the increase in direct sales and decrease of indirect sales and the difference in gross margin between the direct sales and indirect sales. Further, in the interest of prospective disclosure, revise to discuss whether you plan to continue increasing your focus on direct sales, as you have done in the fiscal year ended December 31, 2005 or whether you plan to increase your indirect sales as you have done in the three months ended March 31, 2006. As applicable, similar revisions should be made for other periods discussed and in the disclosure under the subheading, "Gross Margin." See Item 303(a)(3)(ii) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company has expanded its disclosure on page 48 of the Registration Statement to explain the increased revenue for the appropriate period. In the interest of prospective disclosure, the Company has included disclosure to the Business section on page 69 of the Registration Statement, whereby the Company indicates that it intends to increase its indirect sales through its distribution partners. The Company has not added disclosure which quantifies the increase in direct sales and the decrease in indirect sales, as it believes that the charts provided under the subheading "Revenue" provide sufficient disclosure for an investor with respect to the percentage of revenue generated from direct and indirect sales.

Selected Quarterly Operating Results, page 50

25.
In order to provide a balanced presentation, include your quarterly operating results for the quarters ended in fiscal 2004 or explain why this information is not meaningful.

  Response:    In response to the Staff's comment, the Company respectfully submits that it believes that inclusion of the quarterly operating results for the quarters ended in fiscal 2004 would not provide meaningful disclosure to investors in this offering. As the Company discloses in the Registration Statement, the Company began shipping its products in 2002 and first recognized revenue in 2003. Given the nascent stage of the Company, the immature state of the SBC market and the limited number of SBC deployments generally, providing quarterly information for 2004 to be compared with quarterly information for 2005 would likely be misleading rather than indicative of the Company's future results from operations. The Company has provided annual information for 2004 in its annual comparison of 2005 to 2004 and in its annual comparison of 2003 to 2004. The Company believes that additional quarterly disclosure for 2004, which is not required to be provided in the Registration Statement, would not provide meaningful additional insight into the Company's operating history and may, as previously stated, create unrealistic expectations in investors. In addition, the Company believes that the cost and time associated with producing such quarterly information, in light of the above, are not warranted.

Liquidity and Capital Resources.... page 53

26.
Your liquidity and capital resources discussion should be more informative than a simple recitation of the line items in your statement of cash flows. See Release 33-8350. Please revise.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 54-55 of the Registration Statement to include additional information with respect to liquidity and capital resources.

Business, page 57

General

27.
Please revise to quantify the dollar amount of backlog orders that are believed to be firm, as of a recent date and as of a corresponding date, in the preceding year. If backlog is not material to your operations in your response letter please explain the basis of that conclusion. See Item 101(c)(1)(viii) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company respectfully submits that disclosure with respect to backlog would not be helpful, and may be misleading, to an investor. The Company does not have or require firm orders for its products, meaning that all orders may be cancelled at any time by the customers prior to shipment. The Company believes that numerical disclosure regarding the value of backlog might be misleading to an investors as an investor might misinterpret such number as a firm commitment to purchase the Company's products, and therefore indicative of future revenue for the Company. Accordingly, the Company has not provided disclosure regarding backlog in the Registration Statement.

28.
To better illustrate the differences between a traditional PSTN system and a system dependent upon IP networks and to further explain the interaction between SBCs, IP networks, softswitches, routers and data firewalls, please consider providing flowcharts or similar graphics.

  Response:    In response to the Company's comment, the Company has included a graphic illustration of network interconnects and the locations SBCs may be found on the inside cover of the Registration Statement. The Company respectfully submits that further disclosure in the form of flowcharts or similar graphics regarding the interaction between SBCs, IP networks, softswitches, routers and data firewalls would likely not be helpful to an investor in the offering. The interaction between SBCs, IP networks, softswitches, routers and data firewalls is highly technical and detailed, and graphics or flowcharts would most likely only serve to confuse the investor. Notwithstanding, however, in light of the Staff's comment, the Company has revised the language on pages 61-62 of the Registration Statement in an effort to more clearly explain how SBCs work with softswitches, routers and data firewalls.

29.
Please revise your disclosure so that it may be understood by those not familiar with your industry. For example, further explain the terms Internet Protocol, network borders, Voice over IP and Dos/DDos. Also, expand your disclosure to discuss the difference between wireline, wireless and cable networks and further explain the phrase "to make network borders session aware" on page 62.

  Response:    In response to the Staff's comment, the Company has revised several portions of its disclosure. For example, the Company has added additional disclosure on page 64 relating to the phrase "to make network borders session aware." However, the Company believes that certain of the concepts such as wireline, wireless and cable networks are well-understood, accepted common parlance and any further disclosure discussing the differences of such networks would be distracting, as the type of network is not integral to the services and products provided by the Company.

Overview, page 57

30.
You disclose that SBCs are the only network element currently capable of integrating the control of signaling messages and media flows. Please revise to explain this process and purpose of having SBCs facilitate the control of messages and media flow. Disclose how this facilitates the delivery of high quality interactive communications.

  Response:    In response to the Staff's comment, the Company has added disclosure on page 58 of the Registration Statement to direct the reader to the sections where that subject is more fully discussed.

31.
We note your reference to IP Multimedia Subsystem, or IMS. Please revise your disclosure to further explain this concept for the reader. Similarly, your disclosure should also be revised to clarify the meaning of IMS signaling control on page 65.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 58 of the Registration Statement to further discuss IMS signaling control.

Technology, page 62

32.
You disclose that SBCs compliment rather than replace softswitches, routers and firewalls. Please revise to disclose how, the elements listed at the bottom of page 62 complement the existing softswitches, routers and firewalls of an IP network. In this regard, we note that among the five elements that make the network session aware are session routing policy, session signaling service and session security service. Your disclosure should clearly disclose how your SBCs work with each element.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 61-62 of the Registration Statement to explain how SBCs work with, and do not replace, softswitches, routers or data firewalls. In response to the Staff's comment with respect to the five elements that make networks session aware, the Company has modified its disclosure on pages 61-62 to more clearly illustrate how the SBC creates, rather than works with, the five elements that make networks session aware.

Our Products, page 65

33.
We note that your products consist of a software platform and hardware platforms. Please revise to explain whether your software platform and your hardware platforms are sold together or separately. Also, clarify whether your hardware platforms may be used with software platforms from other SBC software providers.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 66 and 67 of the Registration Statement to indicate that the Company's software platforms and hardware platforms are sold together and that the hardware platforms are not capable of being used with software platforms from other SBC software providers, and vice versa.

34.
Please revise to explain the difference between integrated and decomposed SBCs.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 67 of the Registration Statement to differentiate between an integrated and decomposed SBC sold by the Company.

Distribution Partners, page 67

35.
We note that as of March 31, 2006, you had approximately 30 distribution partners. We also note that you have entered into non-exclusive distribution or reseller agreements with distribution partners around a globe. If Acme is materially dependent upon any one distribution partner, please identify the partner, provide a materially complete description of the agreement and file the agreement as an exhibit to this registration statement. If you have not entered into any agreements with your distribution partners, please disclose.

  Response:    In response to the Staff's comment, the Company respectfully submits that the Company is not materially dependent upon any one of its distribution partners, and therefore has not identified any such distribution partners in the Registration Statement, nor has it disclosed such risk in the Risk Factors section. The Company does depend on its distribution partners as a group, and that dependence is reflected in the risk factor entitled "We rely on many distribution partners..." on page 13. The Company believes that no individual agreement with a distribution partner is material pursuant to Item 601(b)(10) of Regulation S-K and, accordingly, the Company has not filed any distribution partner agreements as an exhibit to the Registration Statement.

Customers, page 67

36.
We note your disclosure on page 68 regarding revenue from customers outside the United States and Canada in 2003, 2004, 2005 and the first three months of 2006. Please expand your disclosure relating to the financial information about geographic areas required by Item 101(d) of Regulation S-K. In this regard, although you may provide a cross-reference to note 10 of your financial statements, which contains financial information about geographic areas, we remind you that you should disclose the revenues attributed to any individual foreign country, if material. See Item 101(d)(1)(C) of Regulation S-K. If you believe that Acme has not received a material amount of revenue from any country outside the United States or Canada, please advise.

  Response:    As disclosed on page 59 of the Registration Statement, the Company sells its products in over 55 foreign countries. Except as disclosed in the MD&A section with respect to fiscal years 2004 and 2003 on pages 44 and 48 of the Registration Statement, the Company has not had sales in any one of such 55 individual foreign countries that generated a significant or material portion of the Company's revenues during any of the past three fiscal years.

37.
You disclose that deployments at Global Crossing accounted for 10% of your total revenue in 2003 and that deployments at each of Sprint and Time Warner Cable accounted for more than 10% of your total revenue in 2005. Please reconcile this disclosure with your disclosure on page F-13. In this regard, it appears that there were additional customers whose revenue individually represented 10% or more of the Company's total revenue for the fiscal years ended 2003, 2004 and 2005 and for the period ended March 31, 2006. Please revise or advise. See Item 101(c)(1)(vii). Tell us why you have not named these customers, but have instead designated them as the letters A through H. Also, please revise to disclose your relationship with these customers. For example, revise to disclose whether Acme has entered into any agreements with a customer it is dependent upon. If so, disclose the material terms of the agreements, including the obligations of each party and the duration of the agreements. Also, include the agreements as exhibits or supplementally advise.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 69-70 of the Registration Statement.

  The Company also notes that it does not enter into purchase agreements with its customers, and instead sells its products to its customers through purchase orders. As a result, the Company is not a party to any material agreement with any customers that would be required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Manufacturing, page 68

38.
Please revise to elaborate on your relationship with Jabil Circuit and Tyco Electronics. Although we understand that you do not have written agreements with these manufacturers, please expand your discussion to better explain the arrangements you have with them. Also, further discuss your dependence on these manufacturers. Are all of your products manufactured by Jabil Circuit and Tyco Electronics?

  Response:    In response to the Staff's comment, the Company has provided additional disclosure regarding its relationships and arrangements with Jabil Circuit and Tyco Electronics, as well as other suppliers, on page 70 of the Registration Statement.

Intellectual Property, page 69

39.
You disclose that Acme has been issued three patents, "allowed" three U.S. patents and ten other U.S. provisional and non provisional patent applications. Please revise to explain this disclosure. In this regard, you should explain what it means to have three patents "allowed" and discuss the differences between provisional and non provisional patent applications.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 72 of the Registration Statement to provide the definition of "allowed" and to explain the differences between provisional and non-provisional patent applications.

Management, page 71

Summary Compensation Table, page 76

40.
We refer you to footnote 1. Please advise of the basis for your belief that commissions received by Mr. DiPalma should be characterized as bonus rather than salary or revise.

  Response:    In response to the Staff's comment, the Company has revised the executive compensation table on page 79 of the Registration Statement to include Mr. DiPalma's commission-based compensations as salary rather than bonus compensation.

Option Grants in Last Fiscal Year, page 76

41.
We note that you have no existing trading market for your shares. With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release 33-6099 and Corp Fin Telephone Interp. J.17, which provide that you may use the mid-point of your initial offering price in lieu of the fair market value at grant date. Unless you use the proposed mid-point initial offering price in computing these amounts, the grant date valuation method should be discussed in a footnote. For dollar values in your option exercise table, please see instruction 1 to Item 402(d) of Regulation S-K.

  Response:    In response to the Staff's comment, the Company respectfully informs the Staff that the Company intends to use the proposed mid-point initial offering price to compute the potential realizable values. However, the price range has not been established as of the filing of the Registration Statement. The Company will update the Registration Statement as such information becomes available, and has revised the disclosure on page 79 of the Registration Statement to reflect the foregoing.

Principal and Selling Stockholders, page 85

42.
Please disclose each selling stockholder that will participate if the underwriters exercise their over-allotment option in full. Also, disclose maximum number of shares offered by each selling shareholder and the proportions in which each selling stockholder will sell additional common stock, if less than all of the over-allotment option is exercised.

  Response:    The Company respectfully advises the Staff that it will update the Registration Statement with each of the selling stockholders that will participate in the offering if the over-allotment option is exercised in full, the maximum number of shares offered by each selling stockholder and the proportion in which each selling stockholder will sell additional common stock when the information becomes available, prior to the offering. The Company will not request acceleration of the effectiveness of the Registration Statement until it has completed all blanks throughout the Registration Statement except for the information the Company may exclude in reliance upon Rule 430A.

43.
Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by those entities not publicly held. For example, identify the natural person or persons who exercise voting and/or dispositive powers over Menlo Ventures IX, Advanced Technology Ventures VII and Canaan Partners. See Rule 13d-3, Item 507 of Regulation S-K, Interp. 1.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999).

  Response:    In response to the Staff's comment, the Company respectfully submits that footnote 3 to the Principal and Selling Stockholders table on page 89 of the Registration Statement discloses that ATV Associates IIV LLC controls the investing and voting decisions of the shares held directly and indirectly by Advanced Technology Ventures VII L.P. The Company also respectfully submits that footnote 4 discloses that Canaan Equity Partners II LLC has sole voting and dispositive power over the shares held directly and indirectly by Canaan Partners. In response to the Staff's comment, the Company has revised footnote 2 to the Principal and Selling Stockholder table to disclose that the managing members of MV Management IX, L.L.C., the general partner of each of the Menlo Investing Entities, exercise voting and investment power over these shares held by the Menlo Investing Entities. The Company respectfully submits that Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, defines "person" as a natural person, company (emphasis added), government or political subdivision, agency or instrumentality of a government. Although Rule 13d-3, Item 507 of Regulation S-K, Interp. 1.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999) provide guidance as to the definition of a "security holder", they do not define "person" as a natural person, nor require the disclosure of a natural person who holds voting or dispositive power of the shares.

Shares Eligible for Future Sale, Page 92

Lock-Up Agreements; page 93

44.
Upon refilling your amendment, please include a form of lock-up agreement as an exhibit.

  Response:    In response to the Staff's comment, the Company respectfully submits that it is not a party to lock-up agreements and the Company does not have rights or obligations under the lock-up agreements. Item 601(b)(10)(i) of Regulation S-K states that "[o]nly contracts need be filed as to which the registrant or subsidiary of the registrant is a party." Accordingly, the Company has not filed and will not be filing a form of lock-up agreement as an exhibit to the Registration Statement.

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, pages F-9 and F-10

45.
Please clarify the application of EITF 03-5 to your sales arrangements. In this regard, the purpose of this EITF is to determine "whether non-software deliverables" are within the scope of SOP 97-2, not to define "more than incidental." Refer to footnote 2 of SOP 97-2. It appears that the hardware element would be the non-software deliverable that should be analyzed under EITP 03-5. Revise your disclosure to clarify, the application of EITF 03-5 and to clearly disclose your policy for recognizing revenue from the sale of hardware.

  Response:    In response to the Staff's comment, the Company respectfully submits that the Company sells products that contain both hardware and an embedded software element. The software is deemed to be more than incidental to the Company's product. Therefore, in accordance with EITF Issue No. 03-5, all components of the arrangement (hardware, software and services) are deemed to be software-related and are accounted for in accordance with SOP 97-2. The Company has modified the wording in the disclosure of the revenue recognition policy accordingly.

46.
With regard to the multiple elements contained in your customer arrangements, identify the elements for which you established VSOE. For each such element, more fully describe the methodology used to determine VSOE. Indicate the period you first established VSOE. In addition, indicate whether you offer an extended warranty for the hardware component. If so, please explain how you determine its fair value and how you account for this element (i.e., cite the accounting literature).

  Response:    In response the Staff's comment, the Company respectfully submits that the Company enters into multiple element arrangements with customers which include product (hardware and software) and services (implementation, maintenance, and training classes). Since the software is essential to the functionality of the hardware, the entire arrangement is accounted for in accordance with SOP 97-2.

  For arrangements with multiple elements, the Company allocates revenue, subject to discussion of the residual method below, to each element of a transaction based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and maintenance is additionally measured by the renewal rate offered to the customer.

  For elements in an arrangement which are not yet being sold separately, vendor specific objective evidence is the price established by management, having the relative authority, at which they believe it is probable that the price, once established, will not change before the separate introduction of the element into the marketplace. In these cases, management having the relevant authority establishes the price which is communicated to the sales organization and the Company consistently sells the product offerings at the established price. Additionally, when an individual element is sold on a standalone basis, it is sold at the established price. For example, maintenance arrangements are renewed at the established price.

  The Company recognizes revenue under the residual method as the Company has not established vendor specific objective evidence for the delivered elements of its multiple element arrangements (hardware, software and implementation services). Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. To date, the Company has not established vendor specific objective evidence for the Company's implementation services as these services are not generally sold on a standalone basis. Additionally, to date, these services have not been significant. The Company has established vendor specific objective evidence for all other potential undelivered elements (maintenance and training) in the arrangement.

  The Company generally has acceptance provisions in its arrangements. Revenue is recognized upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

  Maintenance

  Vendor specific objective evidence of fair value for maintenance is based upon the normal pricing and discounting practices for each type of maintenance. Additionally, it is measured by the renewal rate offered to the customer, the first time the element is sold separately. There are several types of maintenance offerings which vary by contractual differences in the service offering (ex. availability of phone support) as well as type and class of customer.

  Vendor specific objective evidence was established in 2003 when the Company initially recognized revenue. At that time, management with relevant authority established the pricing and asserted, through its sales practices, it was probable that the price was not subject to change. This assertion was initially validated through the consistent pricing of maintenance in the multiple element arrangements and ultimately was validated with the consistent pricing of the actual maintenance renewals, the first time the element was sold separately.

  The Company performs an analysis of all maintenance transactions to support its assertions.

  Training Classes

  The Company offers training classes to its customers covering different topics related to its product offerings. Training classes may be included in the initial sale or are sold separately. In 2004, the Company established its training program. Vendor specific objective evidence for training was initially established by management with relevant authority established the pricing, who asserted it was probable the price was not subject to change. This assertion was validated through the consistent pricing of follow -on training sold on a stand alone basis.

  The Company performs an analysis of all stand alone training transactions to support its assertions.

  Extended Warranty

  The Company offers its customers a one-year warranty on purchased hardware. To date, the Company has not offered any warranties in excess of one-year.

  The Company's customers typically purchase maintenance and support contracts, which encompass its warranty obligations. The Company's warranty reserve reflects estimated material and labor costs for potential or actual product issues in its installed base that are not covered under maintenance contracts but for which we expects to incur an obligation. Our estimates of anticipated rates of warranty claims and costs are primarily based on historical information and future forecasts. The Company has modified the wording in the disclosure of the product warranty policy accordingly

47.
With regard to arrangements for which you provide services to significantly enhance, modify and customize software, describe your revenue recognition policies. Tell us the significance of any such arrangements in each period presented.

  Response:    In response to the Staff's comment, the Company respectfully submits that to date, the Company has not entered into any arrangements which significantly enhance modify and customize the software. If an arrangement includes services, the Company evaluates if the services should be accounted for separately (except for the fact the Company has not established vendor specific objective evidence for implementation services). The more significant factors considered in determining whether the service revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. If the services cannot be accounted for on a standalone basis, the arrangement would be accounted for under ARB No. 45, using the relevant guidance in SOP 81-1 which requires the percentage of completion method or the completed contract method.

48.
With regard to the "product-related issues" to which you refer in the second risk factor on page 10, tell us what issues you have historically experienced, how your revenue recognition was impacted and quantify the impact, if material.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 10 of the Registration Statement to indicate that historically the Company has not had any product related issues, but that there is risk that it may be required to do so in the future.

Net Income (Loss) Per Share, page F-18

49.
We note that you state that the company did not allocate net income to preferred stockholders because the dividend rights only apply "when and as declared by the Board." Tell us how this policy complies with the two-class method as outlined in paragraph 61 of SFAS 128. The paragraph states that the "the two class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings." That is, the two class method allocates the undistributed earnings as if all the undistributed earnings were distributed, whether or not they have been paid out, between common stock and participating securities. See EITF 01-6. Please advise.

  Response:    In response to the Staff's comment, the Company has modified its calculation based on the legal interpretation from counsel of dividend rights and the Company's disclosure has been revised to reflect this application of SFAS 128 and EITF Issue No. 03-6.

Stock-Based Compensation, pages F-14 through F-18

50.
Tell us your proposed IPO price, including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

  Response:    The Company respectfully advises the Staff that at various times during 2004 and 2005 the Company had meetings with investment bankers to discuss general market and industry conditions as well as provide updates on the Company's business. During this time frame there were no specific discussions regarding a proposed initial public offering for the Company, including the timing of any such initial public offering.

  In January 2006, the Company had discussions with five investment banking firms to discuss the possibility of an initial public offering. On February 8 and 9, 2006, the Company held meetings with these investment banking firms to explore in more detail the potential of consummating an initial public offering. During these meetings, the investment bankers informed the Company that the estimated Company's fully distributed enterprise value was in a range from a low of $225 million to a high of $720 million. This estimated range was based on the Company's then current estimated forecast of results of operations for 2006 and 2007, then current stock market conditions and the valuations of comparable companies.

  On July 17, 2006 the Company and its lead underwriter held a conference call to discuss current market conditions and their impact on the estimated price range for this offering. The underwriters' estimate of the price range reflected the sharp decline in stock market averages since February 2006 as well as the decline in the valuations of companies comparable to the Company.

51.
Provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Explain how you evaluated the difference in, the sales price of the Series C convertible preferred stock to the estimated fair value of the shares of common stock during that period. In this regard, reconcile the difference and support this difference with objective evidence. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

  Response:    In response to the Staff's comment, the Company respectfully submits the following historical explanation of the valuations of the Company's common stock.

  From the Company's inception through December 31, 2002, the Company was considered a development stage company. The Company did not recognize any revenues during this period and incurred cumulative operating losses of $13.8 million. During 2003 the Company recognized revenues of $3.3 million and incurred an operating loss of $7.5 million. Options for the Company's common stock were granted in 2001, 2002 and 2003 with an exercise price of $0.20 per share, the Company's estimated fair value per share of its common stock. The fair value was determined by the Company's Board of Directors using the market approach, taking into consideration the selling price of the Company's Series B preferred stock and its associated liquidation preferences and rights, as well as the high degree of uncertainty surrounding the Company's future prospects and markets. The sales price of the Series B preferred stock remained constant at $1.39 per share in several transactions from January 3, 2001 through February 3, 2003. Each share of the Company's

  Series B preferred stock is convertible into common stock on a 1-for-1 basis and holds a liquidation preference of $2.89, or two times the original issue price. Given the magnitude of the liquidation preference, the values assigned to common stock awards at this time were deemed to be at fair market value.

  In May 2004, the Company finalized the negotiation of the terms of the Series C preferred stock with its investors. The Company completed the Series C preferred stock financing in June 2004, with a sale price of $1.89 per shares of Series C preferred stock. Based upon the Series C preferred stock price of $1.89 per share, on May 19, 2004 the Company's Board of Directors increased the estimated fair value of its common stock to $0.30 per share, which represented a 50% increase from the prior common stock fair value. The fair value was determined by the Company's Board of Directors using the market approach, taking into consideration the selling price of the Series C preferred stock and its associated liquidation preferences and rights, as well as the continued high degree of uncertainty surrounding the Company's future prospects and markets. Each share of the Company's Series C preferred stock is convertible into the Company's common stock on a 1-for-1 basis and holds a liquidation preference of $3.74, or two times the original issue price. Given the magnitude of the liquidation preference, the values assigned to common stock awards at this time were deemed to be at fair market value.

  On November 16, 2004, the Company's Board of Directors, taking into consideration the Company's results of operations through September 30, 2004 as compared to its operating plan, determined that the then current estimated value of the common stock and, as such, the exercise price of the Company's options for its common stock, should be increased to $.50 per share. Although the Company's results of operations through September 30, 2004 were favorable when compared against its plan, the Company continued to operate at a loss and continued to utilize cash to fund its operations, contributing to continued uncertainty as to the future prospects of the Company.

  December 2004 Valuation Report

  The fair value of the Company's common stock as of December 31, 2004 is the subject of a retrospective valuation report prepared by an independent appraiser dated May 19, 2006. Among other factors, the report takes into account the pricing of the Series C preferred stock, the Company's financial performance through December 31, 2004 and management's forecast for the year ending December 31, 2005. In 2004, the Company reported an operating loss of $7.1 million on revenues of $16.0 million. For 2005, management forecasted a loss of $2.7 million on revenues of $42.8 million. The Company's cash balance was sufficient to fund the expected loss for 2005.

  The appraisal determines a value for the equity of the Company using the market approach. Under the market approach, the appraisal considers the pricing of the Series B preferred stock, the guideline public method and the guideline transaction method.

  The report allocates value between the Company's common and preferred stock using the weighted-probability expected return method. Four scenarios for gaining shareholder liquidity are considered: (i) initial public offering, (ii) sale to a strategic acquirer, (iii) remain private and sale or (iv) liquidation at a price at or below the liquidation preference. For the future liquidity events, a liquidity date of March 31, 2007 is assumed, and future values are converted to present value by applying a discount rate of 35%. The probability weights assigned to the scenarios were: (i) initial public offering—ten percent (10%), (ii) a sale to strategic acquirer—fifteen percent (15%), (iii) remain private—thirty-five percent (35%), and (iv) liquidation or sale at or below the liquidation preference—forty percent (40%). The Company was provided with a signed written opinion from the independent appraiser in report form, a copy of which the Company is supplementally providing to the Staff. See Tab D-1 of the Supplemental Materials provided herewith.

  The indicated value for the Company's common stock, before applying a discount for lack of marketability, is $0.93 per share based on 51 million common-equivalent shares and options issued and outstanding as of December 31, 2004. This value is equal to 50% of the Series C preferred stock price of $1.87 and 10% of the midpoint of the estimated price range as of February 2006, which includes an assumption of marketability. A 40% discount for lack of marketability is applied, resulting in a fair value of $0.56 per share.

  Interim Periods, 2005

  On January 19, 2005, the Company's Board of Directors, taking into consideration the Company's results of operations for the year ended December 31, 2004 as compared to its operating plan and the operating forecast for fiscal year 2005, determined that the then current estimated value of the Company's common stock was $0.55 per share. Accordingly, the Board of Directors also increased the exercise price for grants of the Company's options for its common stock to $0.55 per share. Although the Company's results of operations through December 31, 2004 were favorable when compared to its operating plan, the Company reported an operating loss of $7.1 million for the year ended December 31, 2004 and continued to utilize cash to fund its operations.

  On March 16, 2005, the Company issued options for its common stock with an exercise price at $0.55 per share. On May 18, June 29, August 16, and September 21, 2005 the Company issued options for its common stock with an exercise price at $0.65 per share. On November 16, 2005, the Company issued options for its common stock with an exercise price at $0.85 per share. Options issued on December 14, 2005 had an exercise price at $1.00 per share.

  Options for the Company's common stock issued on March 16, 2005 had the same exercise price as the options issued in January 2005. The first quarter of 2005 had not been completed, and no events had occurred which would support a change in fair value.

  On March 29, 2005 Juniper Networks, Inc. announced that it had signed a definitive agreement to acquire Kagoor Networks, Inc. in a transaction valued at $67.5 million. Kagoor Networks, Inc. was a competitor of the Company. Juniper Networks, Inc. announced that Kagoor Networks, Inc. generated less than $5 million in 2004. Juniper Networks, Inc. had approached the Company in late 2004 regarding a potential acquisition and had performed limited due diligence on the Company. There were no discussions between the parties regarding any acquisition price and the discussions among the parties ceased. The Company's Board of Directors did consider the Kagoor Networks, Inc. acquisition price in its estimation of the fair value of the Company's common stock.

  The estimated fair value of the Company's common stock and the related option price was increased by 18% to $0.65 for the options issued on May 18, 2005. In the first quarter ending March 31, 2005, the Company reported an operating profit of $267,000 on revenues of $8.4 million. The Company's financial performance in this first quarter was the primary reason for the increase in the exercise price.

  In the second quarter, revenues decreased from $8.4 to $8.3 million, and the Company reported an operating loss of $365,000. The estimated fair value of the Company's common stock remained unchanged. At that time, there were no other significant events that would have caused the Board of Directors to consider a revision of the estimated fair value of the Company's common stock.

  In the third quarter, revenues decreased from $8.3 to $6.8 million, and the Company reported an operating loss of $2.6 million. These results of operations coupled with the fact that there were no other significant company events that occurred during this period led to a decision by the Company's Board of Directors' to leave the estimated fair value of the common shares unchanged.

  In the fourth quarter, revenues increased from $6.8 million to $12.7 million, and the Company reported an operating profit of $2.3 million. The estimated fair value of the Company's common stock and related exercise price of options for its common stock was increased by the Company's Board of Directors by 31% to $0.85 on November 16, 2005 and by 18% to $1.00 on December 14, 2005. These increases were due primarily to the Company's strong performance in the fourth quarter. At this point in time the Company had not had any discussions with investment bankers regarding the possibility of an initial public offering.

  For the fiscal year 2005, the Company reported an operating loss of $383,000 on revenues of $36.1 million. Actual revenues were below management's forecast of $42.8 million. Actual operating losses were less than management's forecast of $2.7 million.

  December 2005 Valuation Report

  The fair value of the Company's common stock as of December 23, 2005 is the subject of a contemporaneous report prepared by an independent appraiser and dated February 3, 2006. Among other factors, the report takes into account the pricing of the Company's Series C preferred stock, the Company's financial performance through December 31, 2005 and management's forecast through December 31, 2007.

  The appraisal determines a value for the Company's common stock using the income and market approaches. Under the income approach, the appraisal applies the discounted cash flow method. Future values are converted to present value using a discount rate of 28%, which is derived using the capital asset pricing model. Terminal value is calculated using a two-stage Gordon growth model. Under the market approach, the appraisal considers the pricing of the Company's Series C preferred stock, the guideline public method and the guideline transaction method. The Company was provided with a signed written opinion from the independent appraiser in report form.

  The report allocates value between the Company's common stock and preferred stock using the weighted-probability expected return method. Four scenarios for gaining shareholder liquidity are considered: (i) initial public offering, (ii) sale to a strategic acquirer, (iii) remain private and sale or (iv) liquidation at a price at or below the liquidation preference. For the future liquidity events, a liquidity date of March 31, 2007 is assumed, and future values are converted to present value by applying a discount rate of 28%. The probability weights assigned to the scenarios were: (i) initial public offering—thirty-five percent (35%), (ii) sale to strategic acquirer—twenty five percent (25%), (iii) remain private—twenty percent (20%), and (iv) liquidation or sale at or below the liquidation preference—twenty percent (20%). The Company is supplementally providing this report to the Staff. See Tab D-2 of the Supplemental Materials provided herewith.

  The indicated value for the common stock, before applying a discount for lack of marketability, is $1.69 per share based on 56 million common-equivalent shares and options issued and outstanding. This value is equal to 90% of the price for the Company's Series preferred stock of $1.87 and 19% of the midpoint of the estimated price range, which includes an assumption of marketability. A 40% discount for lack of marketability is applied, resulting in a fair value of $1.01 per share.

  On December 23, 2005, the Company issued options for its common stock with a weighted average exercise price of $1.00 per share. Two major shareholders received stock option grants at 110% of the estimated fair market value of $1.00 per share.

  On February 7, 2006, the Company issued options for its common stock with an exercise price of $1.10 per share, an increase of 7% to the price on December 23, 2005.

  March 2006 Valuation Report

  On February 8 and 9, 2006, members of Company's management met with potential underwriters to conduct an initial public offering. At these meetings, the investment bankers presented indications of the price range for an initial public offering. The Company provided copies of these presentations to the appraiser for consideration in the preparation of the March 2006 appraisal. In these presentations, five investment bankers presented a range of pre-money values, the highest of which was more than three times the lowest value. The investment bankers identified a total of 38 guideline public companies, two of which (Juniper Networks, Inc. and Sonus Networks, Inc.) were identified in all five presentations.

  In its contemporaneous report for an appraisal date of March 15, 2006, the appraiser expanded the list of guideline companies to include five of the companies most frequently cited by the investment bankers.

  For the future liquidity events, a liquidity date of March 31, 2007 is assumed, and future values are converted to present value by applying a discount rate of 28%. The probability weights assigned to the scenarios are: (i) initial public offering—fifty percent (50%), (ii) sale to strategic acquirer—twenty-five percent (25%), (iii) remain private—fifteen percent (15%), and (iv) liquidation or sale at or below the liquidation preference—ten percent (10%).

  The indicated value for the common stock, before applying a discount for lack of marketability, is $2.95 per share based on 56 million common-equivalent shares and options issued and outstanding.

  This value is equal to 158% of the price for the Company's Series C preferred stock of $1.87 and 33% of the Range Price, which includes an assumption of marketability. A 35% discount for lack of marketability is applied, resulting in a fair value of $1.91 per share. The Company was provided with a signed written opinion from the independent appraiser in report form, a copy of which the Company is supplementally providing to the Staff. See Tab D-3 of the supplemental materials provided herewith.

  On March 22, 2006, the Company issued options for its common stock with an exercise price of $1.91 per share.

  May 2006 Valuation Report

  The contemporaneous report with an appraisal date of May 15, 2006 takes into account the Company's performance in the first quarter of 2006 and its revised forecast for the years ending December 31, 2006-2007. In the first quarter, the Company reported operating income and revenues above budget. Management revised the 2006 forecast to show an operating profit instead of a loss. Forecasted revenues were lowered for 2006 and increased for 2007.

  For the future liquidity events, a liquidity date of September 30, 2006 is assumed, and future values are converted to present value by applying a discount rate of 25%. The probability weights assigned to the scenarios are: (i) initial public offering—sixty percent (60%), (ii) sale to strategic acquirer—twenty-five percent (25%), (iii) remain private—ten percent (10%), and (iv) liquidation or sale at or below the liquidation preference—five percent (5%).

  The indicated value for the common stock, before applying a discount for lack of marketability, is $3.99 per share based on 56 million common-equivalent shares and options issued and outstanding. This value is equal to 213% of the price of the Company's Series C preferred stock of $1.87 and 44% of the Range Price, which includes an assumption of marketability. A 15% discount for lack of marketability is applied, resulting in a fair value of $3.40 per share. The Company was provided with a signed written opinion from the independent appraiser in report form, a copy of which the Company is supplementally providing to the Staff. See Tab D-4 of the Supplemental Materials provided herewith.

  The Company's Board of Directors used the fair value arrived at in the May 15, 2006 appraisal for the exercise price for options of common stock granted on May 18, 2006 and June 1, 2006.

52.
Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the Company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

  Response:    Please see the Company's response to the Staff's comment number 51.

53.
We note your reference here, and on pages 37 and F-31, to third-party valuation specialists in your discussion of the fair value of your common stock. If you choose to refer to third party valuations you should also identify the parties and include the required consents in accordance with Section 436(b) of Regulation C. Alternatively, revise to exclude such references.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 38, F-15 and F-28 of the Registration Statement to exclude such references.

54.
With regard to the retrospective valuations of your common stock obtained "for these periods" (pages F-37 and 37), clarify to what periods you are referring.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 38, F-15 and F-28 of the Registration Statement to clarify the periods to which it was referring.

55.
We note your disclosure that you engaged an unrelated third-party appraiser to assist management in the reassessment of the estimated fair value of your common stock in light of the expected completion of your initial public offering. Since you did not obtain contemporaneous valuations for certain grant dates performed by an unrelated valuation specialist as defined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, tell us and revise to disclose the following information related to issuances of equity instruments:

•
Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock and

•
Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

•
Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

  Response:    Please see the Company's response to the Staff's comment number 51.

56.
Tell us about the "analysis of reported data for a peer group of companies that issued options with substantially similar terms" used to determine the volatility used in computing share based compensation subsequent to your adoption of SFAS 123(R) and how this data complies with the requirements of paragraphs 23 and A45—A46.

  Response:    In response to the Staff's comment, the Company respectfully submits that as a privately-held entity, the Company does not have the ability to reasonably estimate the fair value of its equity share options because it is not practicable to estimate the expected volatility of its share price. However, SFAS 123(R) allows entities of this nature to account for its equity share options based on the "calculated value" of an appropriate industry sector. In addition, paragraph A43 of SFAS 123(R) provides that a non public entity has the ability to identify similar public entities in order to use the historical, expected or implied volatility of those entities' share prices in estimating it own expected volatility. SFAS 123(R) recommends identifying similar public entities based on industry, stage of life cycle, size, and financial leverage.

  In determining similar public entities to include within its "peer group", the Company determined the group based on other companies within the telecommunication equipment industry. The entities included in this group represent a cross-section of the industry, with sizes and life cycles ranging from that of the Company to larger, more mature companies. Finally, the Company included entities that were identified to us by our underwriters as being similar in nature, during the initial valuations of the Company at the inception of the initial public offering process.

  In calculating its estimated volatility rate in order to determine fair value of its equity share options, the Company recalculated the average historical volatility of the peer group based on the expected life of its own options, 6.25 years. The Company believes that this is in accordance with the guidance in SFAS 123(R).

Part II

Exhibits

57.
We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the amendments are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

  Response:    The Company has filed its Northwest Park Lease dated July 10, 2006 as a material exhibit to Registration Statement, and will file any additional material exhibits as required. The Company understands that the Staff may raise issues with respect to such exhibits not previously filed.

* * *

        We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

        Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Keith Seidman, Chief Financial Officer of the Company at (781) 328-4410.

Very truly yours,
/s/ Julio E. Vega Julio E. Vega
cc:
Tammy Tangen, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
Jeffrey B. Werbitt, Securities and Exchange Commission
Anne H. Nguyen, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Keith Seidman, Acme Packet, Inc.
Matthew J. Cushing, Bingham McCutchen LLP
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP
Mark L. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP